December 29, 2009

Julie F. Rizzo
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re: Opteum Mortgage Acceptance Corporation,
Form S-3 Registration Statement
File No.: 333-158862

Dear Ms. Rizzo:

In accordance with Rule 461 of the Securities Act of 1933, as amended, (the “Act”) we request that the Securities and Exchange Commission (the “Commission”), pursuant to its authority under Section 8(a) of the Act, accelerate the effectiveness of Registration Statement No. 333-158862 to 10:30 a.m., Eastern Standard Time, December 30, 2009, or as soon thereafter as practicable.

Opteum Mortgage Acceptance Corporation (the “Company”) hereby acknowledges that (i) should the Commission declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, (ii) a declaration of the Registration Statement’s effectiveness by the Commission or its staff does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OPTEUM MORTGAGE ACCEPTANCE CORPORATION

By:  /s/ G. Hunter Haas IV
Name:	G. Hunter Haas IV
Title:	Vice President